# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADECOAGRO S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 04/25/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Wooda, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 69,995,209; sole dispositive power 0; shared dispositive power 69,995,209; aggregate amount beneficially owned 69,995,209 (70% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 69,995,209 common shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A. held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V. Note in relation to Item 13: This percentage is calculated based upon 99,993,156 Common Shares outstanding as of the close of business on April 4, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 69,995,209; sole dispositive power 0; shared dispositive power 69,995,209; aggregate amount beneficially owned 69,995,209 (70% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 99,993,156 Common Shares outstanding as of the close of business on April 4, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 69,995,209; sole dispositive power 0; shared dispositive power 69,995,209; aggregate amount beneficially owned 69,995,209 (70% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 69,995,209 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest. Note in relation to Item 13: This percentage is calculated based upon 99,993,156 Common Shares outstanding as of the close of business on April 4, 2025, as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.50 per share
Name of issuer: ADECOAGRO S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024, Amendment No. 3 filed on September 30, 2024, Amendment No. 4 filed on October 18, 2024, Amendment No. 5 filed on November 5, 2024, Amendment No. 6 filed on November 18, 2024, Amendment No. 7 filed on February 18, 2025, Amendment No. 8 filed on February 25, 2025, Amendment No. 9 filed on March 17, 2025 and Amendment No. 10 filed on March 28, 2025 (as amended, the "Schedule 13D") with respect to the Common Shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A., a societe anonyme under the laws of the Grand Duchy of Luxembourg (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 11 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
See the Schedule 13D, as amended, for historical information. Item 3 is amended and supplemented as follows: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

On April 28, 2025, pursuant to the Offer, Tether Investments, using cash from its working capital, purchased 49,596,510 Common Shares at a purchase price of $12.41 per share, for an aggregate purchase price of $615,492,689.10.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

Pursuant to the terms of the Transaction Agreement, on April 28, 2025, Tether Investments nominated, and the Issuer Board appointed, each of Juan Sartori, Kyril Louis Dreyfus, Christian De Prati, Andres Larriera and Oscar Leon Bentancor to the Issuer Board, and the Issuer appointed Mr. Sartori to serve as the Issuer's Executive Chairman. Any of these individuals may, individually or together, have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors or executive officers of the Issuer, in each of their fiduciary capacities as a director or executive officer of the Issuer. Subject to applicable securities laws and regulations, market conditions, limitations imposed by the Transaction Agreement and/or the Amended Articles and other factors, the Reporting Persons may, from time to time, acquire additional Common Shares, and/or retain and/or sell all or a portion of the Common Shares beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Common Shares, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 69,995,209 Common Shares, representing 70.0% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 69,995,209 Common Shares.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Persons have not engaged in any transaction with respect to the Issuer's Common Shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (04/29/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (04/29/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (04/29/2025)